A-Power Energy Generation Systems Ltd. Reports Unaudited Financial Results
for Second Quarter of 2009

- Teleconference to Be Held Today at 8:00 a.m. EDT -

Shenyang, China, August 27, 2009 — A-Power Energy Generation Systems, Ltd. (Nasdaq: APWR) ("A-Power" or “the Company”), a leading provider of distributed power generation (“DG”) systems in China and a fast-growing manufacturer of wind turbines, today reported its unaudited financial results for the second quarter ended June 30, 2009.

2Q09 Financial Highlights

-	Revenues were $57.5 million vs. $65.7 million in 2Q08
-	Gross margin was 13.4% vs. 12.1% in 2Q08
-	Net income attributable to A-Power shareholders was $6.3 million vs. $6.2 million in 2Q08
-	Diluted EPS was $0.14 vs. $0.18 in 2Q08 (weighted average number of shares was 35.3 million vs. 33.9 million in 2Q08)
-	Customer deposits rose to $45.1 million, from $26.9 million in 1Q09
-	Cash on hand was $128.7 million (including a $40 million private placement) vs. $60.6 million end of 1Q09
-	Cash-flows from operating activities for the six months ended June 30, 2009 were $45 million vs. $1 million in the same period in 2008
-	The Company reaffirmed the year 2009 guidance of $320 million for revenues and $32 million for net income

Recent Operating Highlights

-	Formed two Joint Venture partnerships with Jiangsu Miracle to produce and sell key wind turbine components in China
-	Entered into MOU to acquire 100% of Japanese thin-film solar panel equipment manufacturer EVATECH
-	Completed assembly of two units of the 2.7MW wind turbines in Shenyang; now waiting for the government permit for the Daxinglong Mountain wind farm where the turbines will be installed
-	Acquired Shenyang Huaren’s proprietary technology for 1.5MW-grade wind turbines and took over its backlog to produce and sell 10 units of the 1.5MW wind turbines
-	A-Power’s majority-owned Shenyang Power Group, a DG industry alliance, signed MOU with Macau Natural Gas to construct an offshore liquefied natural gas (LNG) complex

“During the second quarter, we made key strategic steps and forward-looking efforts to build a foundation for significant future growth,” said Mr. Jinxiang Lu, A-Power's Chairman and CEO. “We devoted more time to upgrading our DG engineering service by creating additional value-added customized designs for biomass-powered micro grid systems, which we believe will be beneficial for building our track record in the fast-growing biomass power sector. On the new business front, we successfully signed several large-scale, 30MW-plus DG contracts that boosted our customer deposits and paved the way for significant growth in the near future. We entered into an MOU to construct a large offshore LNG complex and hope to sign definitive documents before the end of this year. We are also continuing to negotiate with Advance Agro Public Co. of Thailand to expand the PP9 and PP10 DG projects that we started in July of this year. And with Shenyang government’s avowed support for our majority-owned DG industry alliance, Shenyang Power Group, we are well positioned to win high-profile contracts for DG systems and micro power grids both in China and overseas.”

Mr. Lu continued, “As for our wind energy business, we are pleased that we have finished the assembly of the first two units of the 2.7MW wind turbines, and are now waiting for government review and approval of the Daxinglong Mountain wind farm in Liaoning Province, with installation expected to begin by early September. We have also secured customers for all of our first 30 units of the 2.7MW wind turbines, a substantial portion of which we anticipate will be shipped by the end of this year. In addition, by August of next year, our JV with GE Drivetrain is expected to commence trial production, followed by commercial production to supply to our wind turbine facilities, located just 10 minutes away in the Hunnan New District of Shenyang City, next year. Lastly, we anticipate our newly acquired proprietary technology for the 1.5MW wind turbines, and our newly established JVs with Jiangsu Miracle to produce low-cost wind turbine components such as blades, hubs and nacelle covers, could start adding to our competitive advantages to become a foreign-partner-supported, low-cost, vertically integrated 750KW to 2.7MW wind turbine supplier in China’s hyper-growth wind power market.”

Second Quarter 2009 Financial Results

For the three months ended June 30, 2009, A-Power's revenues were $57.5 million, compared with $65.7 million in the second quarter of 2008. The decline was primarily because of the delays in some DG projects due to the complexity of designing customized micro grid electricity generation systems using biomass as fuel. All revenues in the second quarter of 2009 and 2008 were from the Company’s DG operations.

Gross profit was $7.7 million, compared with $8.0 million in the same period of 2008. Gross margin was 13.4%, a slight increase over 12.1% in the same period of 2008. Gross margin expanded in 2Q09 mainly because of higher efficiency derived from cost-saving in labor as the Company undertook larger, 30MW-plus DG projects.

Selling, general and administrative (“SG&A”) expenses were $3.0 million, compared with $2.0 million in the same period of 2008. SG&A as a percentage of revenue was 5.2%, compared with 3.0% in the same period of 2008. A-Power incurred higher SG&A expenses mainly through professional consulting, salaries and bonuses, stock-based compensation, insurances, office rentals, and other miscellaneous costs associated with being a public company.

Operating income was $4.7 million, compared with $6.0 million in the same period of 2008.

Net income attributable to A-Power shareholders was $6.3 million, compared with $6.2 million in the same period of 2008. Diluted earnings per share (EPS) were $0.14, compared with $0.18 in the same period of 2008.

For the second quarter of 2009, the weighted average number of shares on a fully diluted basis was 35.3 million as compared to 33.9 million in the same period of 2008.

First Half 2009 Financial Results

For the first six months of 2009, A-Power generated revenues of $88.7 million, compared with $98.1 million in the same period of 2008.

Gross profit was $11.6 million, compared with $11.8 million in the same period of 2008. Gross margin was 13.1%, compared with 12.0% in the same period of 2008.

SG&A expenses were $5.6 million, compared with $3.0 million in the same period of 2008.

Operating income was $6.1 million, compared with $8.8 million in the same period of 2008.

Net income attributable to A-Power shareholders was $7.8 million, compared with $9.1 million in the same period of 2008. Diluted EPS was $0.19 in the first half of 2009, compared with $0.34 in the same period of 2008.

For the first half of 2009, the weighted average number of shares on a fully diluted basis was 35.0 million as compared to 27.1 million in the same period of 2008.

As of June 30, 2009, the Company had cash and cash equivalents totaling $128.7 million, compared with $60.6 million as of March 31, 2009.

Operating cash inflow in the first half of 2009 was $45.4 million, compared with $1.2 million in the same period of 2008. Capital expenditures in the first half of 2009 totaled $3.2 million, compared with $17.7 million in the same period of 2008.

Total shareholders’ equity rose to $168.1 million at June 30, 2009, from $157.5 million at March 31, 2009.

Recent Development

On August 21, 2009, the Company adopted shareholder resolutions at its annual general meeting held in Shenyang City, China. Among the resolutions proposed and adopted was the issuance of any common shares issuable pursuant to the terms of the Company’s senior convertible notes or the terms of the Company’s warrants, in accordance with the Memorandum and Articles of Association of the Company and Nasdaq listing rule 5635(d). For more detailed information regarding these resolutions, please review the Notice of 2009 Annual General Meeting posted in the Investor Relations section of the Company’s Website at http://investor.apowerenergy.com/events.cfm as well as on the SEC’s Website at http://www.sec.gov

On August 18, 2009, the Company announced it has entered into definitive agreements to form two joint ventures ("JVs") with Jiangsu Miracle Logistics System Engineering Co. Ltd. (“Jiangsu Miracle”) in China. The JVs will mainly engage in manufacturing and sales of key wind turbine components in China. Jiangsu Miracle is listed on the Shenzhen Stock Exchange in China with a current market cap of approximately $300 million, according to Google Finance. It started manufacturing wind turbine components in 2005.

On August 12, 2009, the Company announced that it has signed a memorandum of understanding to acquire 100% of the shares of EVATECH Co., Ltd. (''EVATECH'') of Kyoto, Japan, a 22-year-old designer and manufacturer of industrial equipment for LCDs (liquid crystal displays) and PDPs (plasma display panels). The all-cash transaction is initially valued at $50 million and is expected to be primarily funded through a combination of government subsidies and loans. Government subsidies are expected to amount to 40% to 45% of the total purchase price, and auditors in Japan are performing an up-to-date audit for the transaction. A-Power expects to sign a definitive purchase agreement with EVATECH in September and close the transaction by the end of November 2009.

On July 28, 2009, the Company announced that it has signed an agreement with Shenyang Huaren Wind Power Technology Development Co., Ltd. ("Huaren") to acquire Huaren's proprietary technology to commercially produce and sell 1.5MW-grade wind turbines. In addition, A-Power has agreed to fulfill Huaren's back order of ten units of the same turbines with a customer in China.

On July 27, 2009, the Company finished the assembly of the first two 2.7MW wind turbines, which are contracted for Daxinglong Mountain Wind Power Generation Plant in Jinzhou City, Liaoning Province.

On July 10, 2009, the Company announced that Shenyang Power Group Co., Ltd. ("Shenyang Power"), A-Power's majority-owned local DG industry alliance, has signed a Memorandum of Understanding (MOU) with Macau Natural Gas Co., Ltd. ("MNG") to construct an offshore liquefied natural gas ("LNG") complex to import, store and re-gasify LNG and to distribute natural gas to Macau and elsewhere. The project will be an expansion of MNG's existing natural gas facilities and the total cost of the project is currently estimated to be $1.5 billion, according to the MOU.

On June 24, 2009, the Company announced the closing of its offering of $40 million aggregate principal amount of Senior Convertible Notes, plus warrants, to several institutional investors. Proceeds from the placement will be used primarily to secure components for A-Power's ramp-up in its wind turbine assembly business.

Outlook for the Full Year 2009

A-Power today reaffirmed its revenue and after-tax net income guidance for 2009 of $320 million and $32 million, respectively. These targets are based on the Company's current DG contracts, which are subject to change when the Company signs new DG contracts and/or recognizes revenues from wind turbine sales during 2009. A-Power expects that it will from time to time provide periodic updates when additional major DG contracts and wind turbine sales are confirmed.

Mr. Lu concluded, “Looking forward, we will capitalize on China’s rapid growth of the clean energy market, spurred by bold, committed government support. On the DG side, we expect to rapidly deploy various systems domestically and at the same time work with the Shenyang Power alliance to explore other large-scale projects overseas. To compete effectively in the wind turbine sector, we will continue to implement the strategy of partnering with the best technologies in the world and at the same time pursuing vertical integration to be a low-cost wind turbine producer in China. We anticipate the various partnerships and acquisitions we have recently started or completed will gradually integrate into a robust business in one of the world’s fastest-growing wind power market.”

Conference Call

A-Power will host a conference call, to be simultaneously Webcast, on Thursday, August 27, at 8:00 a.m. Eastern Daylight Time or 8:00 p.m. Beijing Time. Interested parties may participate in the by dialing +1-800-259-0251 (North America) or +1-617-614-3671 (International), passcode: 87108536 (no pre-registration required), approximately 10 minutes before the call start time. A live Webcast of the conference call will be available on the Company’s Website at http://www.apowerenergy.com.

A replay of the call will be available starting on August 27, at 11:00 a.m. Eastern Daylight Time or 11:00 p.m. Beijing Time through September 27, 2009.  An archived Webcast of the conference call will be available on the Company’s Website at http://www.apowerenergy.com.  Interested parties may access the replay by dialing +1-888-286-8010 (North America) or +1-617-801-6888 (International) and entering passcode: 90655758.

About A-Power

A-Power Energy Generation Systems Ltd. ("A-Power"), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with technologies licensed from German FUHRLANDER AG and Denmark-based Norwin, and a total annual production capacity of 1,125MW. In March 2009, A-Power entered into an agreement to establish a Joint Venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang. A-Power also has strategic relationships with Tsinghua University in Beijing and the China Academy of Sciences in Guangzhou to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; we may experience construction, manufacturing and development delays on our projects which could adversely affect our financial condition and operating results; the development of our wind turbine business will depend on the efforts of others; development of our wind turbine business will depend on our ability to efficiently source components; our limited operating history and recent entrance into new markets and the wind turbine business may make it difficult for you to evaluate our business and future prospects; the expected benefits of supply and partnership agreements may not materialize to the extent expected or at all; we expect to rely increasingly on our proprietary products and systems and on technology developed by our licensors and partners, and if we or our licensors or partners become involved in an intellectual property dispute, we may be forced to spend considerable resources resolving such dispute; various memorandum of understandings we signed with third parties may not evolve into definitive contracts and thus, we may not derive revenues from such agreements; we may have difficulties working with our joint venture partners, and may not be able to establish successful partnerships; we may not be able to complete the acquisition of our intended targets; a decrease in the rate of growth of China's industry and economy may lead to a decrease in our revenues because industrial companies in China are our principal source of revenues, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2008. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to adjustment. In addition, we are in the process of conducting further evaluations of our internal control over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. We make no representation of management’s assessment regarding internal control over financial reporting or include an attestation report of the Company’s independent auditors due to a transition period established by rules of the SEC for newly public companies.  All results are reported in U.S. dollars.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

Contact:

Mr. John S. Lin
Chief Operating Officer
A-Power Energy Generation Systems, Ltd.
john@apowerenergy.com

Mr. Valentine Ding / Mr. Dixon Chen
Investor Relations
Grayling
+1-646-284-9412
valentine.ding@us.grayling.com
dixon.chen@us.grayling.com

FINANCIAL TABLES FOLLOW

A-Power Energy Generation Systems Limited and Subsidiaries	`
Unaudited Consolidated Balance Sheets
(in thousands of USD)

	30-Jun	31-Dec
	2009	2008
	(Unaudited)	(Audited)

Assets
Current assets
Cash and cash equivalents	$128,746	$44,518
Restricted cash	1,608	2,608
Accounts receivable, net of allowance for doubtful accounts of $Nil (2008 - $Nil)	10,170	7,238
Prepayments, deposits, other receivables	78,873	79,845
Costs and estimated earnings in excess of billings on uncompleted projects	2,189	2,094
Inventory	11,042	8,723
Due from related parties	105	1,297

Total current assets	232,733	146,323

Deferred income tax asset	364	364
Accounts receivable	4,929	3,646
Construction in progress	20,752	18,006
Property, plant and equipment, net	14,274	14,312
Intangible assets, net	12,555	12,564
Deposits on intangible assets	14,213	10,322
Deferred financing costs	2,289	-

Total assets	302,109	205,537

Liabilities and Stockholder’s Equity
Accounts payable	18,767	12,909
Other payable and accrued liabilities	17,258	17,227
Customer deposits	45,085	13,350
Billings in excess of costs and estimated earnings on uncompleted projects	9,315	4,022
Due to related parties	4,143	1,320
Income and business taxes payable	1,771	742
Warrants liability	5,530	-
Fair value of embedded derivatives - convertible note	18,511	-
Convertible debt	13,598	-

Total liabilities	133,978	49,570

Stockholders' equity

Common shares, 50,000,000 authorized with par value of $0.0001 per share,
33,706,938 shares issued	3	3
Additional paid-in capital	111,791	111,242
Accumulated other comprehensive income	6,356	6,578
Statutory reserves	4,155	4,155
Retained earnings	41,148	33,331
Noncontrolling interest	4,678	658

Total stockholders' equity	168,131	155,967

Total liabilities and stockholders' equity	$302,109	$205,537

A-Power Energy Generation Systems Limited and Subsidiaries
Unaudited Consolidated Statements of Income and Comprehensive Income
(in thousands of USD)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	$57,518	65,739	$88,717	98,077
Cost of sales and business taxes	49,838	57,789	77,104	86,268

Gross profit	7,680	7,950	$11,613	11,809

Expenses
Selling, general and administrative expenses	2,990	1,978	5,554	3,017

Income from operations	$4,690	$5,972	$6,059	$8,792

Other income (expenses)
Interest income (expense)	68	8	68	(152)
Finance costs	(20)	(1)	(20)	(2)
Other income	78	276	217	447
Accretion expense on convertible debt	(133)	-	(133)	-
Change in fair value of warrants	624	-	624	-
Change in fair value of embedded derivative - convertible notes	1,270	-	1,270	-

Income before provision for income taxes	$6,577	$6,255	$8,085	$9,085

Provision for income taxes	138	(3)	148	(45)

Net Income	$6,439	$6,258	$7,937	$9,130

Net loss (income) in subsidiaries attributable to noncontrolling interest	(187)	(31)	(120)	(37)

Net income attributable to A-Power Energy Generation Systems Ltd.	$6,252	$6,227	$7,817	$9,093

Foreign currency translation adjustment	(11)	1,726	(222)	1,946

Comprehensive income	$$6,241	$7,953	$$7,595	$11,039

Weighted average number of common shares outstanding - basic	33,706,938	32,706,938	33,706,938	25,971,106
Weighted average number of common shares outstanding - diluted	35,310,173	33,888,047	35,010,222	27,052,976
EARNINGS (LOSS) PER SHARE - BASIC	0.19	0.19	0.23	0.35
EARNINGS (LOSS) PER SHARE - DILUTED	0.14	0.18	0.19	0.34

A-Power Energy Generation Systems Limited and Subsidiaries
Unaudited Consolidated Statements of Cash Flows
(in thousands of USD)

	Six months ended	Six months ended
	June 30, 2009	June 30, 2008
	(Unaudited)	(Unaudited)
Cash flows from operating activities

Net income	$7,937	$9,130
Items not affecting cash:	-	-
Stock-based compensation	550	281
Amortization	453	157
Amortization of deferred financing costs	14	-
Change in fair value of warrants	(624)	-
Change in fair value of embedded derivatives	(1,270)	-
Accretion expenses on convertible debt	133	-

	7,193	9,568

Changes in operating assets and liabilities:

Accounts receivable	(4,295)	(627)
Inventories	(2,333)	-
Costs and estimated earnings in excess of billings on uncompleted contracts	(98)	-
Prepayments, deposits and other receivables	962	(13,561)
Accounts payable and accrued liabilities	5,860	5,803
Customer deposits	31,742	(2,382)
Billings in excess of costs and estimated earnings on uncompleted contracts	5,299	-
Income and business tax payable	1,029	2,433
Cash flows provided by operating activities	45,359	1,234

Cash provided by (used in) investing

Decrease in restricted bank balances	1,000	-
Purchase of property, plant and equipment	(427)	(4,341)
Payment of intangible assets	-	(6,575)
Construction in Progress	(2,759)	(5,246)
Purchase of land use right	-	(1,488)
Liability assumed from Chardan South upon RTO	-	(1,023)
Cash flows used in investing activities	(2,186)	(18,673)

Cash provided by (used in) financing

Proceeds from share capital, net of cost	-	59,330
Proceeds from issuance of convertible notes and warrants, net of cost	37,096	-
Repayment of notes payable	-	(15,000)
Repayment of bank loans	-	(992)
Due to (from) related parties	3,996	(1,018)
Cash received from Chardan South upon RTO	-	31,748
Cash flows provided by financing activities	41,092	74,068

Effect of exchange rate changes	(37)	(1,222)

Net increase in cash and cash equivalents	84,228	55,407

Cash and cash equivalents, beginning of period	44,518	35,832
Cash and cash equivalents, end of period	$128,746	$91,239

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